February 28, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Chanda DeLong

Re:	AFS SenSub Corp., Registration Statement on Form S-3

Filed February 28, 2011, File No. 333-170231

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”), dated February 14, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission to J. Michael May, Esq., we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2”), marked to show changes from Amendment No. 1 to Registration Statement on Form S-3 filed on February 1, 2011.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 2, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Registrant.

General

1. We note your response to our prior comment seven. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to Item 1101(d) of Regulation AB.

We confirm that delinquent assets will not constitute 20% or more of the asset pool.

Base Prospectus

2. While we note your disclosure to our prior comment six, it appears that the asset pool may contain exception loans given your disclosures such as in the fifth full paragraph on page 32 that “[t]he senior vice presidents monitor credit center compliance with the sponsor’s underwriting guidelines” and the second full paragraph on page 34 that “[a]uthorized senior underwriting officers may approve any automobile loan contract application notwithstanding the underwriting guidelines as part of the overall underwriting process.” Please revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements or advise.

Bracketed disclosure regarding the number of automobile loan contracts outside of our underwriting guidelines and a description of the nature of how these automobile loan contracts differ has been added to pages S-10 and S-36 of the Senior-Subordinate prospectus supplement and on pages S-14 and S-47 of the Insured Transaction prospectus supplement.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Vice President, Associate Counsel and Assistant Secretary

cc:	Daniel E. Berce

Chris. A. Choate

Chris DiAngelo, Esq.

John P. Keiserman, Esq.

Prachi Shah, Esq.

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